Exhibit 12
MARRIOTT INTERNATIONAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
($ in millions, except ratio)	March 31, 2017	March 31, 2016
Income before income taxes	$485	$326
Income related to equity method investees	(11)	—
	474	326
Add/(deduct):
Fixed charges	88	60
Interest capitalized	—	—
Distributed income of equity method investees	9	—
Earnings available for fixed charges	$571	$386
Fixed charges:
Interest expensed and capitalized (1)	$70	$47
Estimate of interest within rent expense	18	13
Total fixed charges	$88	$60
Ratio of earnings to fixed charges	6.5	6.4

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12